Mail Stop 3561

      April 18, 2006

J. Michael May, Esq.
AmeriCredit Corp.
801 Cherry Street
Fort Worth, Texas  76102

Re: 	AFS SenSub Corp. and AFS Funding Trust
		Amendment No. 2 to Registration Statement on Form S-3
		Filed March 21, 2006
		File no.  333-130439

Dear Mr. May:

      We have reviewed your responses to the comments in our letter dated February 13, 2006 and have the following additional comments.
Please note that all page references below correspond to the marked version of your filing provided by counsel.

General
1. Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.
2. As your base prospectus appears to contemplate that you may include delinquent loans in a pool of assets, please expand the disclosure in your prospectus supplements to provide bracketed information illustrating the form of disclosure you would provide, if applicable. See Items 1111(c) and 1100(b)(1) of Regulation AB. You may also refer to Section 1.01 of Regulation AB Telephone Interpretations available on our website.

**	**	**

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact me at (202) 551-3454 with any questions.

								Sincerely,



								Sara D. Kalin
							Branch Chief-Legal

cc: 	Via Facsimile: (212) 259-6333
	John Keiserman, Esq.
	Stephanie Mah, Esq.
	Dewey Ballantine LLP
J. Michael May, Esq.
AmeriCredit Corp.
April 18, 2006
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